John Hancock Funds II

601 Congress Street

Boston, MA  02210

December 22, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Brion Thompson

Re:       John Hancock Funds II (the “Trust”)

File Nos. 333-126293; 811-21779

Ladies and Gentlemen:

This letter is in response to comments received via telephone on December 1, 2009 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 27 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on October 16, 2009 (accession no. 0000950123-09-051014).  The purpose of the Amendment is to register a new series of the Trust, John Hancock Emerging Markets Debt Fund (the “Fund”).  Set forth below is a summary of each comment followed by our response.

Comment 1 – The Fund’s goal is to seek total return with an emphasis on current income as well as capital appreciation.  Please define “total return.”

Response to Comment 1 – The following definition of “total return” will be added to the Fund’s “Goal and strategy” section:

“Total return, commonly understood as the combination of income and capital appreciation, includes interest, capital gains, dividends and distributions realized over a given period of time.”

Comment 2 – The Fund’s investment policy states that, “Under normal market conditions, the fund invests at least 80% of its net assets in fixed-income securities and debt instruments of emerging markets issuers.”  To comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please clarify that “fixed-income securities” refers to debt.

Response to Comment 2 – The prospectus has been revised to clarify that “fixed-income securities” refers to debt.

Comment 3 – Identify the types of debt securities in which the Fund will invest.

Response to Comment 3 – The prospectus will be revised to specifically identify the types of debt securities in which the Fund may primarily invest, including, but not limited to:  debt issued by governments or government agencies, including the U.S. Treasury; U.S. and non-U.S. corporate debt instruments; mortgage- and asset-backed securities and collateralized mortgage obligations; and variable and floating-rate senior and subordinated corporate debt obligations.

Comment 4 – Please describe the limit, if any, on the maturities of the debt instruments in which the Fund will invest.

Response to Comment 4 – The prospectus has been revised to state that there is no limit on the maturities of the debt instruments in which the Fund will invest.

Comment 5 – In the third paragraph of the “Goal and strategy” section, it states that, “The fund may attempt to mitigate the risk of unintended currency fluctuations through the use of financial derivatives instruments.”  Please identify the types of derivative instruments that will be used.

Response to Comment 5 – The prospectus will be revised to specifically identify the types of derivative instruments that may be used, including exchange-listed or over-the-counter financial derivatives instruments which may include currency forwards, non-deliverable forwards, currency options, interest rates swaps, interest rate futures, interest rate options, index options and credit default swaps.

Comment 6 – In the “Main risks” section of the prospectus, please add a description of the risks of investing in “junk bonds.”

Response to Comment 6 – The prospectus will be revised to add this description.

Comment 7 – The “Main risks” section states a risk that, “The prices of medium and small company stocks can change more frequently and dramatically than those of large company stocks.”  Please delete this statement or explain why a stock risk is appropriate in this section.

Response to Comment 7 – This statement has been removed.

Comment 8 – The “Main risks” section describes the risks of investing in mortgage- and asset-backed securities.  If the Fund will invest in these securities, please identify them in the strategies section above.

Response to Comment 8 – The prospectus has been revised to identify investments in mortgage- and asset-backed securities in the strategies section.

Comment 9 – On page 3 of the Statement of Additional Information, it states that, otherwise indicated in the Prospectus or this SAI, the investment objective and policies of the Fund may be changed without shareholder approval.”  If the Fund’s objective may be changed without shareholder approval, make that statement in the prospectus pursuant to Item 4 of Form N-1A.

Response to Comment 9 – The prospectus has been revised to state that the Fund’s objective may be changed without shareholder approval.

______________________________________________________________________________

Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-          Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to Amendment; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary